SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 29522; File No. 812-13839]

Nuveen Asset Management, et al.; Notice of Application

December 8, 2010

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of 1940

("Act") for an exemption from rule 12d1-2(a) under the Act.

Summary of Application: Applicants request an order to permit open-end management

investment companies relying on rule 12d1-2 under the Act to invest in certain financial

instruments.

Applicants: Nuveen Asset Management ("NAM"), First American Strategy Funds, Inc.

("FASF"), First American Investment Funds, Inc. ("FAIF") and Nuveen Investments, LLC

("Nuveen Investments").

Filing Dates: The application was filed on November 5, 2010 and amended on December 7,

2010. Applicants have agreed to file an amendment during the notice period, the substance of

which is reflected in this notice.

Hearing or Notification of Hearing: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on December 28, 2010 and

should be accompanied by proof of service on applicants, in the form of an affidavit or, for

lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest,

the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090; Applicants: NAM and Nuveen Investments, 333 West Wacker Drive, 32nd Floor, Chicago, Illinois, 60606; FASF and FAIF, 800 Nicollet Mall, Minneapolis, Minnesota 55402.

For Further Information Contact: John Yoder, Senior Counsel, at (202) 551-6878, or Dalia Osman Blass, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   FASF is organized as a Minnesota corporation and FAIF as a Maryland corporation, and each is registered under the Act as an open-end management investment company. NAM, a wholly-owned subsidiary of Nuveen Investments, Inc., is organized as a Delaware corporation and is registered as an investment adviser under the Investment Advisers Act of 1940. Nuveen Investments, a wholly-owned subsidiary of Nuveen Investments, Inc., is organized as a Delaware limited liability company and is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended ("Exchange Act").

2.   Applicants request the exemption to the extent necessary to permit any existing or future registered open-end management investment company or series thereof (i) that is advised by NAM or an entity controlling, controlled by, under common control with NAM (each, an "Advisor"), (ii) that is in the same group of investment companies as defined in section

12(d)(1)(G) of the Act, (iii) that invests in other registered open-end management investment companies in reliance on section 12(d)(1)(G) of the Act, and (iv) that is also eligible to invest in securities (as defined in section 2(a)(36) of the Act) in reliance on rule 12d1-2 under the Act (each a "Fund of Funds"), to also invest, to the extent consistent with its investment objective, policies, strategies and limitations, in financial instruments that may not be securities within the meaning of section 2(a)(36) of the Act ("Other Investments").[1] Applicants also request that the order exempt any entity controlling, controlled by or under common control with NAM or Nuveen Investments that now or in the future acts as principal underwriter with respect to the transactions described in the application.[2]

  3. Consistent with its fiduciary obligations under the Act, each Fund of Funds' board of directors will review the advisory fees charged by the Fund of Funds' Adviser to ensure that they are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to the advisory agreement of any investment company in which the Fund of Funds may invest.

Applicants' Legal Analysis:

  1. Section 12(d)(1)(A) of the Act provides that no registered investment company ("acquiring company") may acquire securities of another investment company ("acquired

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[1] Under a prior order, the Commission granted relief to FASF, FAIF, FAF Advisors, Inc. ("FAF") and Quasar Distributors, LLC. to permit funds of funds relying on rule 12d1-2 under the Act to invest in certain financial instruments. First American Strategy Funds, Inc., et al., Investment Company Act Release Nos. 28683 (Mar. 31, 2009) (notice) and 28715 (Apr. 28, 2009) (order) ("Existing Order"). On July 29, 2010, U.S. Bank National Association and its wholly-owned subsidiary, FAF, entered into an agreement to transfer identified assets associated with FAF's management of FASF and FAIF to NAM in exchange for cash and an ownership interest in NAM's and Nuveen Investments, Inc.'s parent company (the "Transaction"). As part of the Transaction, and subject to approval by the shareholders of FASF and FAIF, NAM will replace FAF as the investment adviser to FASF and FAIF. Applicants will not rely on the requested order until the closing of the Transaction. Once the requested order is issued and the Transaction is closed, applicants will cease to rely on the Existing Order.

[2] Every existing entity that currently intends to rely on the requested order is named as an applicant. Any existing or future entity that relies on the order in the future will do so only in accordance with the terms and condition in the application.

company") if such securities represent more than 3% of the acquired company's outstanding voting stock or more than 5% of the acquiring company's total assets, or if such securities, together with the securities of other investment companies, represent more than 10% of the acquiring company's total assets. Section 12(d)(1)(B) of the Act provides that no registered open-end investment company may sell its securities to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company's voting stock, or cause more than 10% of the acquired company's voting stock to be owned by investment companies and companies controlled by them.

2.   Section 12(d)(1)(G) of the Act provides that section 12(d)(1) will not apply to securities of an acquired company purchased by an acquiring company if: (i) the acquired company and acquiring company are part of the same group of investment companies; (ii) the acquiring company holds only securities of acquired companies that are part of the same group of investment companies, government securities, and short-term paper; (iii) the aggregate sales loads and distribution-related fees of the acquiring company and the acquired company are not excessive under rules adopted pursuant to section 22(b) or section 22(c) of the Act by a securities association registered under section 15A of the Exchange Act or by the Commission; and (iv) the acquired company has a policy that prohibits it from acquiring securities of registered open-end investment companies or registered unit investment trusts in reliance on section 12(d)(1)(F) or (G) of the Act.

3.   Rule 12d1-2 under the Act permits a registered open-end investment company or a registered unit investment trust that relies on section 12(d)(1)(G) of the Act to acquire, in addition to securities issued by another registered investment company in the same group of investment companies, government securities, and short-term paper: (i) securities issued by an

investment company that is not in the same group of investment companies, when the acquisition

is in reliance on section 12(d)(1)(A) or 12(d)(1)(F) of the Act; (ii) securities (other than securities

issued by an investment company); and (iii) securities issued by a money market fund, when the

investment is in reliance on rule 12d1-1 under the Act. For the purposes of rule 12d1-2,

"securities" means any security as defined in section 2(a)(36) of the Act.

4.　　　Section 6(c) of the Act provides that the Commission may exempt any person,

security, or transaction from any provision of the Act, or from any rule under the Act, if such

exemption is necessary or appropriate in the public interest and consistent with the protection of

investors and the purposes fairly intended by the policies and provisions of the Act.

5.　　　Applicants state that the Funds of Funds will comply with Rule 12d1-2 under the

Act, but for the fact that the Funds of Funds may invest a portion of their assets in Other

Investments. Applicants request an order under section 6(c) of the Act for an exemption from

rule 12d1-2(a) to allow the Funds of Funds to invest in Other Investments. Applicants assert that

permitting the Funds of Funds to invest in Other Investments as described in the application

would not raise any of the concerns that the requirements of section 12(d)(1) were designed to

address.

<u>Applicants' Condition</u>:

Applicants agree that any order granting the requested relief will be subject to the following condition:

Applicants will comply with all provisions of rule 12d1-2 under the Act, except for paragraph (a)(2) to the extent that it restricts any Fund of Funds from investing in Other Investments as described in the application.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary